FINANCIAL REVIEW

  REVENUES
  In fiscal year 1996, Cotter & Company revenues were $2,441,707,000, an increase of 0.2% from fiscal year 1995. Current year revenues were influenced by the 1995 phase-out of the V&S Variety and General Power Equipment divisions. Comparable store revenues increased 4.4% due to improved member participation. Fiscal year 1996 revenue increases were concentrated in the core merchandise categories of Electrical and Plumbing, up 4.0%, Painting and Cleaning, up 5.0%, Farm and Garden, up 3.8% and Lumber and Building Materials, up 2.4%. Additionally, Cotter & Company continued to pursue business opportunities such as International, which increased 14.2% and trueAdvantage, which increased 14.2%. In addition, the Company continued to expand the Pinpoint Pricing program, which reduced the selling price of many core hardware and related products.

  OPERATIONS
  Overall gross margins, as a percentage of revenues, decreased for the fifth year in a row, to 8.1% from 8.3% last year. This reduction in gross margin was the result of a more competitive pricing strategy, which included the expanded Pinpoint Pricing program that resulted in a $7.1 million price reduction to the Members. Other pricing strategies returned an additional $2.0 million to the Members, predominately generated from the trueAdvantage program. Warehouse, general and administrative expenses increased slightly compared to the prior year, but as a percentage of revenues remained comparable to 4.7% in 1995, reduced from 5.2% in 1994.

  PATRONAGE DIVIDEND AND MEMBER PAYOUT
  The annual patronage dividend for fiscal year 1996 was $53,320,000 compared to $60,140,000 last year. Despite the decrease in the total dividends, the average patronage dividend return per Member increased over 10.0% for fiscal year 1996 compared to fiscal year 1995. Total Member payout, which includes interest paid semi-annually on previously issued promissory (subordinated) notes in addition to the patronage dividend, totaled $71,780,000 compared to $80,767,000 last year. Presented in the table below are the sources and components of Member payout for fiscal years 1996 and 1995.

  The patronage dividend paid to each Member will vary depending upon the volume and type of purchases, the method of shipment and extent of participation in each of the source programs listed below. As a result, each Member's patronage dividend will differ slightly from the overall Company averages. In fiscal year 1996, the average dividend percentages from stock, relay and direct shipment purchases were 2.7%, 1.5% and 0.4%, respectively. Purchases of Tru-Test Manufacturing and Baltimore Brush products earned Members an average manufacturing patronage dividend of 12.5% and 12.3%, respectively, in fiscal year 1996. In fiscal year 1995, the average dividend percentages for stock, relay, direct shipment, Tru-Test Manufacturing and Baltimore Brush purchases were 3.6%, 1.5%, 0.4%, 11.9% and 12.3%, respectively.

  The Company considers promissory (subordinated) notes and Class B common stock important parts of its patronage dividend. The five-year notes provide Members a recurring return on their investment and the Class B common stock provides the Company a source of permanent capital. Reflecting comparable market interest rates, promissory (subordinated) notes issued as part of the fiscal year 1996 patronage dividend bear interest at an annual rate of 8.1% compared to 7.6% in 1995.


                                                                             Fiscal Year  Fiscal Year
MEMBER PAYOUT                                                                   1996         1995
-------------                                                                -----------  -----------
                                                                                 (000's omitted)
   Sources of Member payout:
   Patronage dividend from:
      Stock shipments................................................           $30,108       $37,410
      Relay shipments................................................             3,282         3,473
      Direct shipments...............................................             3,463         3,603
      Tru-Test Manufacturing.........................................            13,919        13,276
      Baltimore Brush................................................             2,548         2,378
                                                                                -------       -------
   Total patronage dividend..........................................            53,320        60,140
   Interest paid to Members..........................................            18,460        20,627
                                                                                -------       -------
   Total Member payout...............................................           $71,780       $80,767
                                                                                =======       =======

   Components of Member payout:
   Cash payout:
      Interest paid to Members.......................................           $18,460       $20,627
      Cash patronage dividend........................................            16,142        18,315
                                                                                -------       -------
   Total Member cash payout..........................................            34,602        38,942
   Promissory (subordinated) notes...................................            25,123        32,047
   Class B common stock..............................................             8,645         6,422
   Member indebtedness...............................................             3,410         3,356
                                                                                -------       -------
   Total Member payout...............................................           $71,780       $80,767
                                                                                =======       =======

CONSOLIDATED BALANCE SHEET


                                                                           December 28,     December 30,
                                                                               1996            1995
                                                                           ------------    ------------
                                                                                (000's omitted)
   ASSETS
   Current assets:
      Cash and cash equivalents ....................................           $  1,662      $ 22,473
      Accounts and notes receivable ................................            307,205       287,888
      Inventories ..................................................            347,554       315,311
      Prepaid expenses .............................................             13,517        11,180
                                                                               --------      --------
       Total current assets ........................................            669,938       636,852
   Properties owned, less accumulated depreciation .................            167,331       165,683
   Properties under capital leases, less accumulated amortization ..              3,680         5,393
   Other assets.....................................................             13,036        11,648
                                                                               --------      --------
       Total assets ................................................           $853,985      $819,576
                                                                               ========      ========

   LIABILITIES AND CAPITALIZATION
   Current liabilities:
      Accounts payable .............................................           $287,291      $297,884
      Accrued expenses .............................................             51,149        53,363
      Short-term borrowings ........................................             70,594         2,657
      Current maturities of notes, long-term debt and lease
       obligations .................................................             43,458        61,634
      Patronage dividend payable in cash ...........................             16,142        18,315
                                                                               --------      --------
       Total current liabilities ...................................            468,634       433,853
   Long-term debt ..................................................             77,680        75,449
   Obligations under capital leases ................................              2,465         3,764
   Capitalization:
      Promissory (subordinated) and instalment notes ...............            185,366       186,335
      Class A common stock and partially paid subscriptions
       (Authorized 100,000 shares; issued and fully paid
        48,480 and 52,710 shares) ..................................              4,876         5,294
      Class B nonvoting common stock and paid-in capital
       (Authorized 2,000,000 shares; issued and fully paid
        1,043,521 and 1,055,700 shares; issuable as partial
        payment of patronage dividends, 84,194 and 62,005 shares) ..            114,053       113,062
      Retained earnings ............................................              1,751         2,661
                                                                               --------      --------
                                                                                306,046       307,352
      Foreign currency translation adjustment ......................               (840)         (842)
                                                                               --------      --------
       Total capitalization ........................................            305,206       306,510
                                                                               --------      --------
       Total liabilities and capitalization ........................           $853,985      $819,576
                                                                               ========      ========

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF OPERATIONS



                                                        For the Years Ended
                                            -------------------------------------------
                                            December 28,   December 30,    December 31,
                                                1996           1995            1994
                                            ------------  ---------------  ------------
                                                          (000's omitted)
Revenues .................................    $2,441,707       $2,437,002    $2,574,445
                                            ------------  ---------------  ------------
Cost and expenses:
  Cost of revenues .......................     2,245,071        2,234,934     2,351,114
  Warehouse, general and administrative ..       115,457          114,107       132,759
  Interest paid to Members ...............        18,460           20,627        22,894
  Other interest expense .................        10,175            9,298         7,493
  Gain on sale of properties owned .......            --               --          (692)
  Other income, net ......................          (228)          (1,177)         (604)
  Income tax expense .....................           362              176         1,163
                                              ----------       ----------    ----------
                                               2,389,297        2,377,965     2,514,127
                                              ----------       ----------    ----------
Net margins ..............................    $   52,410       $   59,037    $   60,318
                                              ==========       ==========    ==========



See Notes to Consolidated Financial Statements.


CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                         For the Years Ended
                                                             -------------------------------------------
                                                             December 28,   December 30,    December 31,
                                                                 1996           1995            1994
                                                             ------------  ---------------  ------------
                                                                           (000's omitted)
Operating activities:
   Net margins ............................................      $ 52,410         $ 59,037      $ 60,318
   Adjustments to reconcile net margins to cash and cash
     equivalents from operating activities:
     Depreciation and amortization ........................        20,561           20,706        21,613
     Provision for losses on accounts and notes
       receivable .........................................         3,201            3,741         4,233
     Changes in operating assets and liabilities:
       Accounts and notes receivable ......................       (38,581)         (13,921)      (33,112)
       Inventories ........................................       (32,243)          69,436       (49,145)
       Accounts payable ...................................       (10,593)         (36,584)       79,957
       Accrued expenses ...................................        (2,563)           7,552         6,022
       Other adjustments, net .............................        (1,801)          (3,327)       (1,223)
                                                                 --------         --------      --------
       Net cash and cash equivalents provided by
         (used for) operating activities ..................        (9,609)         106,640        88,663
                                                                 --------         --------      --------

Investing activities:
   Additions to properties owned ..........................       (23,530)         (24,904)      (21,427)
   Proceeds from sale of properties owned .................         3,151            5,022         2,174
   Changes in other assets ................................        (1,388)             617         1,132
                                                                 --------        ---------     ---------

       Net cash and cash equivalents (used for)
         investing activities .............................       (21,767)         (19,265)      (18,121)
                                                                 --------        ---------     ---------

Financing activities:
   Payment of annual patronage dividend ...................       (18,315)         (18,383)      (16,614)
   Payment of notes, long-term debt and lease
     obligations ..........................................       (40,271)         (43,106)      (39,632)
   Proceeds from long-term borrowings .....................         1,693            3,000            --
   Increase (decrease) in short-term borrowings ...........        67,937           (6,672)      (13,851)
   Purchase of  common stock ..............................          (660)          (1,740)         (216)
   Proceeds from sale of Class A common stock .............           181              168           288
                                                                 --------        ---------     ---------

       Net cash and cash equivalents provided by (used for)
         financing activities .............................        10,565          (66,733)      (70,025)
                                                                 --------        ---------     ---------

Net increase (decrease) in cash and
   cash equivalents .......................................       (20,811)          20,642           517
                                                                 --------        ---------     ---------

Cash and cash equivalents at beginning of year ............        22,473            1,831         1,314
                                                                 --------        ---------     ---------

Cash and cash equivalents at end of year ..................       $ 1,662          $22,473        $1,831
                                                                 ========        =========     =========

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CAPITAL STOCK AND RETAINED EARNINGS


                For the Three Years Ended December 28, 1996


                                       Common Stock, $100 Par Value
                                  ---------------------------------------
                                         Class A             Class  B
                                  ----------------------  ---------------
                                                              Issued                   Foreign
                                                                and                   Currency
                                                               to be       Retained  Translation
                                    Issued    Subscribed      Issued       Earnings  Adjustment
                                  ----------  ----------  ---------------  --------  -----------
                                                          (000's omitted)

Balances at January 1, 1994 ....      $6,588      $   45         $110,773  $  3,867       $(670)

 Net margins ...................                                             60,318
 Foreign currency translation
  adjustment ...................                                                           (245)
 Patronage dividend ............                                   10,829   (60,421)
 Stock issued for paid-up
  subscriptions ................         275        (275)
 Stock subscriptions ...........                     265
 Stock purchased and retired ...        (528)                      (4,939)
                                    --------    --------      -----------   -------     -------



Balances at December 31, 1994 ..       6,335          35          116,663     3,764        (915)

 Net margins ...................                                             59,037
 Foreign currency translation
  adjustment ...................                                                             73
 Patronage dividend ............                                    6,422   (60,140)
 Stock issued for paid-up
  subscriptions ................         168        (168)
 Stock subscriptions ...........                     156
 Stock purchased and retired ...      (1,232)                     (10,023)
                                    --------    --------      -----------   -------     -------

Balances at December 30, 1995 ..       5,271          23          113,062     2,661        (842)

 Net margins ...................                                             52,410
 Foreign currency translation
  adjustment ...................                                                              2
 Patronage dividend ............                                    8,645   (53,320)
 Stock issued for paid-up
  subscriptions ................         184        (184)
 Stock subscriptions ...........                     189
 Stock purchased and retired ...        (607)                      (7,654)
                                    --------    --------      -----------   -------     -------

Balances at December 28, 1996 ..      $4,848         $28         $114,053    $1,751       $(840)
                                    ========    ========      ===========   =======     =======




  Subscribed Class A common stock amounts are net of unpaid amounts of $1,000 at December 28, 1996, December 30, 1995 and December 31, 1994 and $14,000 at January 1, 1994 (for 290, 240, 360 and 590 shares subscribed, respectively).


See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  1. DESCRIPTION OF BUSINESS AND ACCOUNTING POLICIES

  Cotter & Company (the Company) is a Member-owned wholesaler of hardware and related merchandise. The Company also manufactures paint and paint applicators. The Company's goods and services are sold predominantly within the United States, primarily to retailers of hardware and related lines, each of whom has purchased ten shares of the Company's Class A common stock upon becoming a Member. The Company operates in a single industry as a Member-owned wholesaler cooperative. All members are entitled to receive patronage dividend distributions from the Company on the basis of gross margins of merchandise and/or services purchased by each member. In accordance with the Company's By-laws, the annual patronage dividend is paid to Members out of gross margins from operations and other patronage source income, after deduction for expenses and provisions authorized by the Board of Directors.

  On December 9, 1996, the Boards of Directors of the Company and ServiStar Coast to Coast Corporation agreed to merge the two companies. ServiStar Coast to Coast is a $1,700,000,000 hardware wholesaler with a strong presence in retail lumber and building materials. The transaction is subject to customary closing conditions, including approval by the stockholders of both companies, and is expected to be completed on July 1, 1997. Following completion of the merger, the Company will be renamed TruServ Corporation.

  The significant accounting policies of the Company are summarized below:

  Consolidation
  The consolidated financial statements include the accounts of the Company and all wholly-owned subsidiaries. The consolidated financial statements also include the accounts of Cotter Canada Hardware and Variety Cooperative, Inc., a Canadian Member-owned wholesaler of hardware, variety and related merchandise, in which the Company has a majority equity interest.

  On January 13, 1995, the Company agreed to the sale of certain inventory of its V&S Variety division to a national wholesaler who agreed to supply the majority of the V&S Stores. Also, on January 31, 1995, the Company sold certain assets of its outdoor power equipment manufacturing division to a nationally recognized company and secured a favorable supply agreement for such equipment. These transactions did not have a material impact on the Company's results of operation or financial position.


  Capitalization
  The Company's capital (Capitalization) is derived from Class A voting common stock and retained earnings, together with promissory (subordinated) notes and Class B nonvoting common stock issued in connection with the Company's annual patronage dividend. The By-laws provide for partially meeting the Company's capital requirements by payment of the year-end patronage dividend, of which at least twenty percent must be paid in cash, and the balance in five-year promissory (subordinated) notes and $100 par value Class B common stock.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  Membership may be terminated without cause by either the Company or the Member upon sixty days' written notice. In the event membership is terminated, the Company undertakes to purchase, and the Member is required to sell to the Company, all of the Member's Class A common stock and Class B common stock at book value. Payment for the Class A common stock will be in cash. Payment for the Class B common stock will be a note payable in five equal annual instalments bearing interest at the same rate per annum as the promissory (subordinated) notes most recently issued as part of the Company's patronage dividend.


  Cash equivalents
  The Company classifies its temporary investments in highly liquid debt instruments, with an original maturity of three months or less, as cash equivalents.


  Inventories
  Inventories are stated at the lower of cost, determined on the `first-in, first-out' basis, or market.


  Properties
  Properties are recorded at cost. Depreciation and amortization are computed by using the straight-line method over the following estimated useful lives: buildings and improvements - 10 to 40 years; machinery and warehouse, office and computer equipment - 5 to 10 years; transportation equipment - 3 to 7 years; and leasehold improvements - the life of the lease without regard to options for renewal.


  Revenue Recognition
  The Company recognizes revenue when merchandise is shipped or services are rendered.

  Retirement plans
  The Company sponsors two noncontributory defined benefit retirement plans covering substantially all of its employees. Company contributions to union-sponsored defined contribution plans are based on collectively bargained rates times hours worked. The Company's policy is to fund annually all tax-qualified plans to the extent deductible for income tax purposes.

  Use of estimates
  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


  Reporting year
  The Company's reporting year-end is the Saturday closest to December 31.









  2. INVENTORIES


    Inventories consisted of:
                                December 28,                   December 30,
                                     1996                           1995
                                --------------                 --------------
                                              (000's omitted)
    Manufacturing inventories:
     Raw materials ...........      $  2,797                       $  2,139
     Work-in-process and
      finished goods .........        24,558                         19,407
                                    --------                       --------
                                      27,355                         21,546
    Merchandise inventories ..       320,199                        293,765
                                    --------                       --------

                                    $347,554                       $315,311
                                    ========                       ========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  3. PROPERTIES

  Properties owned or leased under capital leases consisted of:


                                                    December 28,      December 30,
                                                        1996              1995
                                                   --------------    --------------
                                                   Owned    Leased   Owned    Leased
                                                   ------    ------  ------    ------
                                                             (000's omitted)
Buildings and improvements ......................  $179,206  $   --  $173,568  $   --
Machinery and warehouse equipment ...............    61,183      --    60,197      --
Office and computer equipment ...................    74,065      --    77,340      --
Transportation equipment ........................    16,561  11,202    21,076  11,454
                                                   --------  ------  --------  ------
                                                    331,015  11,202   332,181  11,454
Less accumulated depreciation and amortization ..   175,730   7,522   178,793   6,061
                                                   --------  ------  --------  ------
                                                    155,285   3,680   153,388   5,393
Land ............................................    12,046      --    12,295      --
                                                   --------  ------  --------  ------

                                                   $167,331  $3,680  $165,683  $5,393
                                                   ========  ======  ========  ======

  4. LONG-TERM DEBT AND BORROWING ARRANGEMENTS

Long-term debt consisted of:
                                                             December 28,   December 30,
                                                               1996             1995
                                                            ------------    -----------
                                                                   (000's omitted)

Senior note at 8.60% ................................          $47,000        $49,000
Term loans:
  5.97% .............................................            2,437          3,000
  Variable (7.33% and 7.60%, respectively) ..........            6,200          6,200
  Canadian prime at 7.50% ...........................               --          3,665
Redeemable (subordinated) term notes:
  Fixed Interest rates ranging from 6.85% to 7.61% ..           26,683         16,697
Industrial Revenue Bonds (5.28%) ....................            4,000          4,000
                                                               -------        -------
                                                                86,320         82,562
Less amounts due within one year ....................            8,640          7,113
                                                               -------        -------
                                                               $77,680        $75,449
                                                               =======        =======

  Principal payments for the 8.60% senior note are due quarterly in incrementally increasing amounts through maturity in 2007.

  Principal payments for the 5.97% term loan are due quarterly beginning in 1996 through maturity in 1999. Payment for the variable term loan is due in 1999.

  The redeemable (subordinated) term notes have two to four year terms and are issued in exchange for promissory (subordinated) notes that were held by promissory note holders, who do not own the Company's Class A Common Stock. Also, effective October 1, 1996 the term notes were opened for purchase by investors that are affiliated with the Company.

  On October 1, 1997, and every three-year period thereafter, the interest rate on the 5.28% industrial revenue bonds will be adjusted based on a bond index. These bonds may be redeemed at face value at the option of either the Company or the bondholders at each interest reset date through maturity in 2003.

  Total maturities of long-term debt for fiscal years 1997, 1998, 1999, 2000, 2001 and thereafter are $8,640,000 $16,481,000, $11,374,000, $13,825,000,
  $4,000,000 and $32,000,000, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  The Company has established a $125,000,000 five-year revolving credit facility with a group of banks. In addition, the Company has various short-term lines of credit available under informal agreements with lending banks, cancelable by either party under specific circumstances. The borrowings under these agreements were $70,594,000 at December 28,1996 and
  were at a  weighted average interest rate of 5.5%.   At December 30, 1995,
  the Company's Canadian subsidiaries had short- term borrowings at an interest rate of 7.5%.

  The Company is required to meet certain financial ratios and covenants pertaining to certain debt arrangements.

  5. CAPITAL LEASES AND OTHER LEASE COMMITMENTS

  The Company rents buildings and warehouses, office, computer and transportation equipment under operating and capital leases. The following is a schedule of future minimum lease payments under long-term non-cancelable leases, together with the present value of the net minimum lease payments, as of December 28, 1996:

                                                Capital                            Operating
                                                -------                            ---------
                                                              (000's omitted)
Fiscal years
------------
  1997 .......................................   $1,433                              $ 9,662
  1998 .......................................    1,144                                8,439
  1999 .......................................      809                                6,898
  2000 .......................................      296                                6,114
  2001 .......................................      184                                5,504
  Thereafter .................................      108                               45,651
                                                 ------                              -------
Net minimum lease payments ...................    3,974                              $82,268
                                                                                     =======
Less amount representing interest ............      145
                                                -------
Present value of net minimum lease payments ..    3,829
Less amounts due within one year .............    1,364
                                                 ------
                                                 $2,465
                                                 ======

  Capital leases expire at various dates and generally provide for purchase options but not renewals. Purchase options provide for purchase prices at either fair market value or a stated value which is related to the lessor's book value at expiration of the lease term.

Rent expense under operating leases was as follows:
                                                                For the Years Ended
                                                     -------------------------------------------
                                                     December 28,  December 30,     December 31,
                                                        1996          1995             1994
                                                     ------------  ---------------  ------------
                                                                   (000's omitted)
Minimum rent ......................................  $14,476        $ 9,553           $8,487


Contingent rent ...................................      495            510              611
                                                     -------        -------           ------
                                                     $14,971        $10,063           $9,098
                                                     =======        =======           ======

  6. CAPITALIZATION

Promissory (subordinated) and instalment notes consisted of:
                                                              December 28,       December 30,
                                                                  1996              1995
                                                              ------------       ------------
                                                                     (000's omitted)
Promissory (subordinated) notes -
   Due on December 31, 1996--6.00% .........................  $         --       $    23,588
   Due on December 31, 1996--9.50% .........................            --            27,029
   Due on December 31, 1997-10.00% .........................        16,037            16,660
   Due on December 31, 1997--7.87% .........................        14,832            15,616
   Due on December 31, 1998--7.47% .........................        14,886            16,461
   Due on December 31, 1998--8.00% .........................        25,684            27,048
   Due on December 31, 1999--7.86% .........................        15,349                --
   Due on December 31, 1999--8.00% .........................        24,254            25,470
   Due on December 31, 1999--8.20% .........................        23,431            25,327
   Due on December 31, 2000--6.50% .........................        23,010            23,996
   Due on December 31, 2000--7.58%(issued in 1996) .........        29,315            32,047
   Due on December 31, 2001--8.06%(to be issued) ...........        25,123                --
Instalment notes at interest rates of
     6.50% to 8.20% with maturities through 2000 ...........         6,899             5,753
                                                                  --------          --------
                                                                   218,820           238,995
  Less amounts due within one year .........................        33,454            52,660
                                                                  --------          --------
                                                                  $185,366          $186,335
                                                                  ========          ========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  The promissory notes are issued principally in payment of the annual patronage dividend. Promissory notes are subordinated to indebtedness to banking institutions, trade creditors and other indebtedness of the Company as specified by its Board of Directors. Notes to be issued relate to the patronage dividend which is distributed after the end of the year. Prior experience indicates that the maturities of a significant portion of the notes due within one year are extended, for a three year period, at interest rates substantially equivalent to competitive market rates of comparable instruments. The Company anticipates that this practice will continue.

  Total maturities of promissory and instalment notes for fiscal years 1997, 1998, 1999, 2000 and 2001 are $33,454,000, $42,690,000, $64,603,000,
  $52,950,000 and $25,123 ,000, respectively.


  7. FAIR VALUE OF FINANCIAL INSTRUMENTS

  Due to the uncertainty of the ultimate maturities of the promissory (subordinated) notes, management believes it is impracticable to estimate their fair value. The carrying amounts of the Company's other financial instruments approximate fair value. Fair value was estimated using discounted cash flow analyses, based on the Company's incremental borrowing rate for similar borrowings.


  8.  INCOME TAXES

  At December 28, 1996, the Company has alternative minimum tax credit carryforwards of approximately $900,000 which do not expire. The carryforwards are available to offset future federal tax liabilities.

  Significant components of the Company's deferred tax assets and liabilities as of December 28,1996 resulted primarily from alternative minimum tax credit carryforwards and temporary differences between income tax and financial reporting for depreciation, inventory capitalization, bad debts, vacation pay and contributions to fund retirement plans.

  Significant components of the provision (benefit) for income taxes are as follows:

                                        For the Years Ended
                            -------------------------------------------
                            December 28,   December 30,    December 31,
                                1996           1995            1994
                            ------------  ---------------  ------------
                                          (000's omitted)
         Current:
         Federal .........         $  --           $ (363)       $  486
         State ...........           237              379           462
         Foreign .........           275              273           278
                                   -----           ------        ------
         Total current ...           512              289         1,226
                                   -----           ------        ------

         Deferred:
         Federal .........          (147)            (145)         (147)
         State ...........           (26)             (26)          (26)
         Foreign .........            23               58           110
                                   -----           ------        ------
         Total deferred ..          (150)            (113)         ( 63)
                                   -----           ------        ------
                                   $ 362           $  176        $1,163
                                   =====           ======        ======

  The Company operates as a nonexempt cooperative and is allowed a deduction in determining its taxable income for amounts paid as patronage dividend based on margins from business done with or for Members. The reconciliation of income tax expense to income tax computed at the U.S. federal statutory tax rate of 35% in fiscal year 1996, 1995 and 1994 is as follows:

                                                                 For the Years Ended
                                                     -------------------------------------------
                                                     December 28,   December 30,    December 31,
                                                         1996           1995            1994
                                                     ------------  ---------------  ------------
                                                                   (000's omitted)

Tax at U.S. statutory rate ........................       $18,470       $20,725       $21,518
Effects of:
  Patronage dividend ..............................       (18,662)      (21,049)      (21,147)
  State income taxes, net of federal tax benefit ..           137           229           283
  Other, net ......................................           417           271           509
                                                          -------       -------       -------
                                                          $   362       $   176       $ 1,163
                                                          =======       =======       =======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  9. CASH FLOW

  The Company's non-cash financing and investing activities in fiscal year 1996 and 1995 include acquisition of transportation equipment by entering into capital leases and the acquisition of property for resale. These transactions aggregate $178,000 and $4,008,000 in fiscal years 1996 and 1995, respectively. In addition, the annual patronage dividend and promissory (subordinated) note renewals relating to non-cash operating and financing activities are as follows:


                                                   For the Year Ended
                                       -------------------------------------------
                                       December 28,   December 30,    December 31,
                                           1996           1995            1994
                                       ------------  ---------------  ------------
                                                     (000's omitted)

Patronage dividend payable in cash ..    $16,142        $18,315         $18,383
Promissory (subordinated) notes .....     15,354         23,536          23,213
Class B nonvoting common stock ......      1,248        (2,592)           5,900
Instalment notes ....................      4,605          5,972           3,058
Member indebtedness .................     15,971         14,909           9,867
                                         -------        -------         -------
                                         $53,320        $60,140         $60,421
                                         =======        =======         =======

Note renewals .......................    $27,938        $23,974         $26,191
                                         =======        =======         =======


  Cash paid for interest during fiscal years 1996, 1995 and 1994 totaled $28,694,000, $29,624,000 and $30,583,000, respectively. Cash paid for income taxes during fiscal years 1996, 1995 and 1994 totaled $694,000, $1,012,000 and $1,709,000, respectively.

  10. RETIREMENT PLANS

  The components of net pension cost for the Company administered pension plans consisted of:



                                                                            For the Years Ended
                                                                -------------------------------------------
                                                                December 28,   December 30,    December 31,
                                                                    1996           1995            1994
                                                                ------------  ---------------  ------------
                                                                              (000's omitted)

Income:
      Actual return (loss) on plan assets ....................       $13,007          $25,564      $ (1,543)
      Amortization of excess plan assets .....................           914              914           920
                                                                     -------          -------      --------
                                                                      13,921           26,478          (623)
                                                                     -------          -------      --------
Expenses:
      Service cost-benefits earned during the year ...........         4,851            4,152         4,765
      Interest on projected benefit obligation ...............         7,623            7,242         6,736
      Deferral of excess (deficiency) of actual
         over estimated return on plan assets ................         4,223           18,021        (8,815)
                                                                     -------          -------      --------
                                                                      16,697           29,415         2,686
                                                                     -------          -------      --------
Net pension cost..............................................       $ 2,776          $ 2,937      $  3,309
                                                                     =======          =======      ========

The discount rate and the rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were respectively, 7.75% and 4.50% in fiscal year 1996, 7.25% and 4.50%, in fiscal year 1995 and 8.50% and 4.50% in fiscal year 1994. These changes in actuarial assumptions did not have a material impact on net pension cost for fiscal years 1996 and 1995 and the Company does not anticipate that these changes will have a material impact on net pension cost in future years. In fiscal years 1996, 1995 and 1994, the expected long-term rate of return on assets was 9.50%. During 1995, the Company amended its pension plan, and such amendment had no material impact on the projected benefit obligation or pension expense. During 1996, the Company settled $8,520,000 of pension obligations under it's amended plan that resulted in a reduction of $798,000 in pension expense for fiscal year 1996.

Plan assets are composed primarily of corporate equity and debt securities. Benefits are based on years of service and the employee's compensation during the last ten years of employment, offset by a percentage of Social Security retirement benefits. Trusteed net assets and actuarially computed benefit obligations for the Company administered pension plans are presented below:


                                                          December 28,                   December 30,
                                                              1996                           1995
                                                          ------------                   ------------
                                                                        (000's omitted)
Assets:
  Total plan assets at fair value ......................      $107,954                       $104,396
                                                              ========                       ========

Obligations:
  Accumulated benefit obligations -
     Vested ............................................      $ 70,593                       $ 77,435
     Non-vested ........................................        13,369                         10,830
  Effect of projected compensation increases ...........        21,015                         21,730
                                                              --------                       --------

  Total projected benefit obligations ..................       104,977                        109,995
                                                              --------                       --------

Net excess assets (liabilities):
  Unrecognized -
     Unamortized excess assets at original date ........         6,170                          7,673
     Net actuarial gain (loss) .........................         5,702                         (3,793)
     Prior service costs ...............................        (3,424)                        (4,017)
  Recognized accrued pension cost ......................        (5,471)                        (5,462)
                                                              --------                       --------
  Total net excess assets (liabilities) ................         2,977                         (5,599)
                                                              --------                       --------
Total obligations and net excess assets (liabilities) ..      $107,954                       $104,396
                                                              ========                       ========


The Company also participates in union-sponsored defined contribution plans. Pension costs related to these plans were $641,000, $720,000 and $757,000 for fiscal years 1996, 1995 and 1994, respectively.

REPORT OF INDEPENDENT AUDITORS


  To the Members and the Board of Directors
  Cotter & Company

  We have audited the accompanying consolidated balance sheets of Cotter & Company as of December 28, 1996 and December 30, 1995, and the related consolidated statements of operations, cash flows, and capital stock and retained earnings for each of the three years in the period ended December 28, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cotter & Company at December 28, 1996 and December 30, 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 28, 1996 in conformity with generally accepted accounting principles.

  Ernst & Young LLP

  Chicago, Illinois
  February 10, 1997

SELECTED FINANCIAL DATA



                                                       For the Fiscal Years
                                  ---------------------------------------------------------------
                                     1996        1995          1994           1993        1992
                                  ----------  ----------  ---------------  ----------  ----------
                                                          (000's omitted)
Revenues                          $2,441,707  $2,437,002       $2,574,445  $2,420,727  $2,356,468

Gross margins                     $  196,636  $  202,068       $  223,331  $  217,921  $  216,608

Net margins                       $   52,410  $   59,037       $   60,318  $   57,023  $   60,629

Total assets                      $  853,985  $  819,576       $  868,785  $  803,528  $  833,372

Member payout:
   Patronage dividend             $   53,320  $   60,140       $   60,421  $   54,440  $   60,901
   Interest paid to Members           18,460      20,627           22,894      24,458      25,716
                                  ----------  ----------       ----------  ----------  ----------

                                  $   71,780  $   80,767       $   83,315  $   78,898  $   86,617
                                  ----------  ----------       ----------  ----------  ----------


Member cash payout:
   Patronage dividend in cash     $   16,142  $   18,315       $   18,383  $   16,614  $   18,570
   Interest paid to Members           18,460      20,627           22,894      24,458      25,716
                                  ----------  ----------       ----------  ----------  ----------

                                  $   34,602  $   38,942       $   41,277  $   41,072  $   44,286
                                  ----------  ----------       ----------  ----------  ----------

Member investment:
   Promissory (subordinated) and
     instalment notes             $  185,366  $  186,335       $  199,099  $  217,996  $  235,695
   Class A common stock                4,876       5,294            6,370       6,633       6,857
   Class B common stock              114,053     113,062          116,663     110,773     108,982
                                  ----------  ----------       ----------  ----------  ----------

                                  $  304,295  $  304,691       $  322,132  $  335,402  $  351,534
                                  ==========  ==========       ==========  ==========  ==========